

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2012

Via Email
Louis T. Hsieh
President and Chief Financial Officer
New Oriental Education & Technology Group Inc.
No. 6 Hai Dian Zhong Street, Haidian District
Beijing 100080
People's Republic of China

> **Re: New Oriental Education & Technology Group Inc.
> Form 20-F for Fiscal Year Ended May 31, 2011
> Filed October 14, 2011
> Response dated July 31, 2012
> File No. 001-32993**

Dear Mr. Hsieh:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, revised disclosures or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   It appears from your disclosure on page 14 of your Form 20-F and various response letters that your Variable Interest Entity (VIE) is acting as a sponsor of PRC schools under The Law for Promoting Private Education (2003) and The Implementation Rules for the Law for Promoting Private Education (2004), and that the schools are

designated as non-enterprise entities, enjoying the enterprise tax exemption. You have stated that you own the vast majority of these schools. Please provide us with an analysis of the relevant PRC rules, regulations, and circulars that allow you to own these schools.

2.   To the extent the VIE services schools in China but does not own them, please tell us the basis for the VIE fully reflecting the schools on its balance sheets and income statements. Include in your response a discussion of what you as sponsors own (as opposed to the schools), and how the schools' assets, revenues and costs relate to those you report in your consolidated financial statements.

3.   We note your reference at Item 17, Annex I-4 to your receipt of service fees from these schools through service agreements which you operate through your sponsorship of the schools, committing the schools to service agreements with your wholly foreign-owned entities (WFOEs). It appears that you are able to do this because you are allowed, through your sponsorship of the schools, to appoint board members who direct the schools' expenditures. Please provide us with an analysis of the relevant PRC rules, regulations, and circulars that allow you to profit from the operation of a private school, through the receipt of service fees or otherwise.

4.   We note your response to comment 2 from our letter dated June 29, 2012 and your statement that you "adopted the VIE structure due to the restrictions on, or conditions for, direct foreign ownership of the education business in China."   Please reconcile this statement with the fact that your language training and test preparation businesses appear to be permitted for foreign investment.

5.   We note your response to comment 8 from our letter dated June 29, 2012 and your statement that "the cash flow generated by the VIE has been sufficient to support its operations." You state that you have never provided any financial support to the VIE and that if financial support to the VIE became necessary in the future, you may provide financial support to the VIE by loans from the WFOE or company as you describe. Please tell us in what ways SAFE Circular 142 and Circular 45 would prohibit, restrict, or otherwise affect this process. We note your discussion in response to comment 7 from our letter dated June 29, 2012.

6.   Please describe to us the mechanism by which the VIE assets are secured on behalf of the WFOEs and any resulting risks related to your ability to control those assets.

7.   We note your responses to comments 11 and 18 from our letter dated June 29, 2012. Please provide us with an analysis of the language of the clause at issue under PRC

Contract law. As part of your response, address the level of specificity necessary to establish such a contract.

Annex I – The VIE Analysis Memo

Contractual Arrangements

8.   We note in Item 23, Annex I-4 that PRC law would require a PRC appraiser to determine the exercise price upon exercise of the Direct Acquisition Option. Please explain why PRC law requires this, how the appraiser would determine the exercise price and whether that price is meant to represent fair value of the VIE.

Equity Pledge Agreements

9.   Please explain to us why you entered into the equity pledge agreements when you state you have kick-out rights through the Direct Transfer Option. In addition, please explain situations in which you would invoke your rights under the equity pledge agreement as opposed to your rights under the Direct Transfer Option. Last, describe to us in greater detail the process of the public auction of the VIE's equity.

Consolidation Analysis under ASC 810-10-25-38A

10.   In the consolidation analysis provided in Annex 1, you state that you have the power to direct the activities that most significantly impact the VIE's economic performance because you have a substantive kick-out right pursuant to your ability to exercise the Direct Transfer Option. Please explain the process by which New Oriental Education & Technology Group Inc. (the "Company") would exercise the Direct Transfer Option, including who within the Company has authority to make this decision. In this respect, please explain whether this decision would be made by the Board of Directors of the Company based on the Corporate Governance Guidelines or other governance documents such as the Articles of Association. Explain the process by which the Board is required to approve and resolve such decisions.

11.   We note in Item 6.C. on page 68 of your most recent Form 20-F that you have three independent directors and three directors who are also executive officers and that you have elected to follow your home country practice with respect to your board of directors. Please address the following with respect to your board of directors:

       a) Clarify for us what the practices of your home country are with respect to your board of directors; and

       b) Explain to us the process by which directors are removed, nominated and elected.

12. Please tell us whether the directors who are also executive officers have the power to cast the majority of votes at meetings of the board of directors.

13. Please tell us the nature of all matters that were voted on by shareholders during the past three fiscal years and subsequent period, how many shares were voted during each of those votes, and what percentage of those shares were beneficially owned by Mr. Yu.

14. Explain how you have evaluated Mr. Yu's beneficial ownership in the Company and his position as the Chairman of the Board and Chief Executive Officer of the Company when determining that the kick-out right is substantive and that you will be able exercise the kick-out right. Explain how you determined that Mr. Yu's ownership and position in the Company is not a barrier associated with replacing Mr. Yu as the shareholder of the VIE.

15. To the extent that the Board of Directors of the Company has the authority to direct Mr. Yu to transfer the VIE shares he holds to another party, please describe the relationships between Mr. Yu and other board members. Tell us how you considered these relationships in your evaluation of whether the Direct Transfer Option represents a substantive kick out right.

16. If the ability to exercise the Direct Transfer Option requires a majority vote of the Company's Board of Directors, tell us how you assessed whether this right should be considered a right held by a single reporting entity, including its related parties and de facto agents.

17. You state in your response that the power of attorney agreement is revocable by the VIE's shareholder and certain of your service agreements permit the VIE (or school) to terminate the agreement and/or require mutual consent for renewal. Please explain why such rights would be afforded to the VIE and the shareholder of the VIE if the intention of the arrangements is to control and receive the economics of the VIE. In addition, explain why you structured the arrangements to provide control through kick-out rights instead of rights that more directly provide you with power over the VIE shareholder.

18.   In your July 11, 2012 press release you state, "[t]he Company believes that New Oriental China's equity interests should only be held by the shareholders whose interests are more closely aligned with those of the Company." If the Company's right to direct the VIE shareholder to transfer his shares is substantive and effectively serves to transfer power from the VIE shareholder to the Company, tell us why you believe consideration of whether the VIE shareholder's interest are closely aligned with the Company is important. Please explain why the interests of the VIE shareholder is relevant, if holding the VIE shares does not convey actual power to the VIE shareholder.

19.   Your response to subpart d of comment number 23 from our letter dated June 29, 2012 states that the VIE has a significant amount of undistributed retained earnings. Please tell us whether Century Friendship, the sole equity holder of the VIE, has the right to issue dividends to itself or otherwise distribute the retained earnings or other assets of the VIE. If not, explain the specific PRC laws or contractual provisions that would prevent Century Friendship from such distribution.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Christine Adams, Senior Staff Accountant, at 202-551-3363 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or Paul Fischer, Attorney-Advisor, at 202-551-3415 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via Email
        Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP